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09051933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

April 20, 2009

Act	Exchange Act
Section	Various
Rule	Rule 102, Regulation M
Public Availability	20 April 2009

Thomas N. O'Neill III
Linklaters LLP
One Silk Street
London EC2Y 8HQ

Re: Lloyds Banking Group plc
File No. TP 09-40

Dear Mr. O'Neill:

In your letter dated April 16, 2009, as supplemented by conversations with members of the staff (the "Staff") of the Securities and Exchange Commission ("Commission"), you request on behalf of Lloyds Banking Group plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("LBG"), an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with (i) the distribution to the United Kingdom Treasury ("HM Treasury") of LBG Ordinary Shares (the "Placing") to replace previously issued preference shares (which includes the opportunity for eligible existing LBG shareholders to "claw back" their proportionate entitlement to, and the opportunity for existing LBG shareholders and new investors to subscribe for, these new shares (the "Open Offer")) and (ii) the issuance of non-voting, convertible Class B shares (the "B Shares") of LBG to HM Treasury (the "B Share Issuance") as consideration for participation in the United Kingdom Government Asset Protection Scheme. The Placing, the Open Offer, and the B Share Issuance are collectively referred to herein as the "Capital Restructuring," and are described more fully in your letter.

You seek an exemption to permit LBG and its affiliates to conduct specified transactions outside the United States in LBG Ordinary Shares and LBG ADSs during the Capital Restructuring. Specifically, you request that: (i) the LBG Derivatives Business Units be permitted to continue to engage in derivatives transactions, including hedging activities, as described in your letter; (ii) the LBG Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (iii) the LBG Insurance Companies be permitted to continue to engage in insurance activities as described in your letter; (iv) the LBG Trustees and Personal Representatives be permitted to continue to engage in trustee and personal representative-related activities as described in your letter; (v) the LBG Collateral Taking Units be permitted to continue to engage in collateral taking activities as described in your letter; (vi) the LBG Banking Groups be permitted to continue to engage in banking-related activities as described in your letter; (vii) the Heritage LTSB Group Employee Share Plan Trustees, Heritage HBOS Group Employee Share Plan Trustees, and ICC ESOP Trustee be permitted to continue to engage in employee share plan purchasing activities as described in your letter; and (viii) the

LBG Brokerage Units be permitted to continue to engage in unsolicited brokerage activities as described in your letter.

You also seek an exemption to permit certain LBG affiliates to conduct specified transactions in the United States in LBG Ordinary Shares and LBG ADSs during the Capital Restructuring. Specifically, you request that Scottish Widows Investment Partnership Limited ("SWIP") and Lloyds TSB Offshore Private Client Limited be permitted to continue to engage in unsolicited asset management activities as described in your letter. We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring with your analysis, the Commission hereby grants LBG an exemption from Rule 102 of Regulation M to permit the LBG Derivatives Business Units, the LBG Asset Managers (including SWIP and Lloyds TSB Offshore Private Client Limited), the LBG Insurance Companies, the LBG Trustees and Personal Representatives, the LBG Collateral Taking Units, the LBG Banking Groups, the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees, the ICC ESOP Trustee, and the LBG Brokerage Units (collectively, the "Companies") to continue to engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

- During the twelve-month period ended February 28, 2009, the worldwide average daily trading volume ("ADTV") of LBG Ordinary Shares was approximately 91.6 million Shares, or approximately £235.3 million (approximately $335.9 million) in value, and LBG's market capitalization as of February 28, 2009 was approximately £9.5 billion (approximately $13.6 billion). During the twelve-month period ended February 28, 2009, the ADTV of LBG Ordinary Shares on the LSE was approximately 55.3 million shares, with a value of approximately £143.2 million (approximately $204.4 million). As of February 28, 2009, the LBG Ordinary Shares comprised 1.52% of the FTSE 100 index;

- The public float value for LBG Ordinary Shares was £9.5 billion (approximately $13.6 billion) as of February 28, 2009;

- As of February 28, 2009, approximately 99.3% of the outstanding LBG Ordinary Shares were held of record by residents of the United Kingdom;

- The principal trading market for LBG Ordinary Shares is the United Kingdom. Trading on the LSE and the European trade reporting/over-the-counter trading platforms BOAT, Chi-X, and Turquoise accounted for approximately 96.3% of the worldwide ADTV in LBG Ordinary Shares during the twelve-month period ended February 28, 2009;

- LBG maintains and enforces written "Chinese Wall" policies and procedures to prevent material non-public information from passing between the sales/trading areas and any other area of LBG in which price sensitive information relating to LBG Ordinary Shares (including LBG ADSs), including information relating to the Capital Restructuring, would be available;

- The LBG Derivatives Business Units conduct their derivatives transactions, including hedging, outside the United States and, during the twelve-month period ended February 28, 2009, the purchases and sales of derivatives and other structured products which relate to or contain LBG Ordinary Shares and LBG ADSs amounted to approximately 1% of the worldwide ADTV of LBG Ordinary Shares (including LBG ADSs);

- The LBG Asset Managers conduct their asset management activities outside the United States (except as indicated below) and, during the twelve-month period ended February 28, 2009, the asset management activities of the LBG Asset Managers amounted to approximately 1% of the worldwide ADTV of LBG Ordinary Shares (including LBG ADSs);

- SWIP and Lloyds TSB Offshore Private Client Limited conduct their unsolicited asset management activities in the United States in the ordinary course of business and not in contemplation of the Capital Restructuring. Both SWIP and Lloyds TSB Offshore Private Client Limited are registered with, and are subject to the supervision and regulation of, the Commission. Both SWIP and Lloyds TSB Offshore Private Client Limited are also registered with the Commission as Investment Advisers;

- The LBG Insurance Companies conduct their insurance activities outside the United States;

- The LBG Trustees and Personal Representatives conduct their trustee and personal representative-related activities outside the United States and, during the twelve-month period ended February 28, 2009, the ADTV of LBG Ordinary Shares (including LBG ADSs) traded pursuant to these activities by the LBG Trustees and Personal Representatives represented less than 1% of the worldwide ADTV of LBG Ordinary Shares (including ADSs);

- The LBG Collateral Taking Units conduct their collateral taking activities outside the United States;

- The LBG Banking Groups conduct their banking-related activities outside the United States;

- The Heritage LTSB Group Employee Share Plan Trustees, Heritage HBOS Group Employee Share Plan Trustees, and ICC ESOP Trustee all conduct their employee share plan activities outside of the United States;

- The LBG Brokerage Units conduct their unsolicited brokerage activities outside the United States and, during the twelve-month period ended February 28, 2009, the unsolicited brokerage activities of LBG Brokerage Units amounted to less than 1% of the worldwide ADTV in LBG Ordinary Shares (including LBG ADSs);

- The withdrawal from the market for the LBG Ordinary Shares, which are among the most actively traded in the United Kingdom, and LBG ADSs for an extended period of time would have harmful effects on the customers and ordinary business of LBG and its affiliates;

- Each of the LBG Derivatives Business Units, the LBG Asset Managers, the LBG Insurance Companies, the LBG Trustees and Personal Representatives, the LBG Collateral Taking Units, the LBG Banking Groups, the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees, the ICC ESOP Trustee, and the LBG Brokerage Units has each confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with the applicable laws of the United Kingdom and other laws.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States, with the exception of the unsolicited asset management activities of SWIP and Lloyds TSB Offshore Private Client Limited as described in your letter;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Capital Restructuring;

3. Each offer document distributed to US holders will disclose the possibility of, or the intention to make, the transactions described in you letter;

4. LBG and each of the Companies will provide to the Division of Trading and Markets ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

   (a) size, broker (if any), time of execution, and price of the transactions;
   (b) the exchange, quotation system, or other facility through which the transactions occurred; and
   (c) whether the transactions were made for a customer account or a proprietary account;

5. Upon request of the Division, LBG and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington DC within 30 days of its request;

6. LBG and each of the Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Capital Restructuring;

7. Representatives of LBG and each of the Companies shall be made available (in person at the offices of the Commission in Washington, DC or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, LBG and each of the Companies will comply with Regulation M.

The foregoing exemption from Rule 102 of Regulation M is based solely on your representations and the facts presented to the Staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

Linklaters

RECEIVED
2009 APR 20 PM 4:49
SEC / MR

Linklaters LLP
One Silk Street
London EC2Y 8HQ
Telephone (+44) 20 7456 2000
Facsimile (+44) 20 7456 2222
DX Box Number 10 CDE

Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

April 16, 2009

Re: Lloyds Banking Group plc - Request for Exemptive Relief from Rule 102 of Regulation M

Dear Ms. Tao:

We are writing on behalf of our client, Lloyds Banking Group plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("**LBG**"), regarding the application of Regulation M ("**Regulation M**") under the Securities Exchange Act of 1934 (the "**Exchange Act**") to transactions by LBG and its affiliates in the ordinary shares of LBG (the "**LBG Ordinary Shares**") and the American Depositary Shares, each representing the right to receive four LBG Ordinary Shares ("**LBG ADSs**"). The request for relief relates to (i) the distribution to the United Kingdom Treasury ("**HM Treasury**") of LBG Ordinary Shares (the "**Placing**") to replace previously issued preference shares, which includes the opportunity for eligible existing LBG shareholders to "claw back" their proportionate entitlement to, and the opportunity for existing LBG shareholders and new investors to subscribe for, these new shares (the "**Open Offer**") and (ii) the issuance of non-voting, convertible Class B shares (the "**B Shares**") of LBG to HM Treasury (the "**B Share Issuance**") as consideration for participating in the United Kingdom Government Asset Protection Scheme ("**GAPS**"), which is designed to substantially reduce LBG's risk-weighted assets and significantly strengthen its capital position. The Placing, the Open Offer and the B Share Issuance are collectively referred to herein as the "**Capital Restructuring**" and are described in greater detail under Section 3.

Background to the Capital Restructuring

As you are aware, conditions in the global financial markets have deteriorated in an unprecedented fashion over the past six months and there has been perceived weakness among banks and other financial institutions, particularly in the United States, the United Kingdom and other parts of Europe. These significant economic and market pressures have impacted LBG and its subsidiaries in a number of ways, including through increased counterparty risk, rising impairments and write-downs on the carrying value of certain structured credit assets – all of which impact its capital position.

On January 19, 2009, the UK government announced its intention to introduce GAPS as part of a package of measures to support lending and to reinforce the stability of the financial system by providing protection to the UK's biggest banks against future losses on their riskiest assets.

LBG is of the view that the prospects for financial markets and for the economies in which LBG and its subsidiaries operate remain uncertain and its board of directors believes that it needs to further strengthen its balance sheet and capital position.

As part of the Capital Restructuring and in order to achieve target Core Tier 1 and Tier 1 capital ratios such that both LBG and the UK government are sufficiently comfortable with LBG's capital adequacy in these uncertain times and over the medium term, LBG proposes to raise approximately £4 billion ($5.71 billion), in aggregate, through the issuance of LBG Ordinary Shares pursuant to the Placing and Open Offer. Further details of the Capital Restructuring are set out in Section 3 below.

Requested Relief

Specifically, on behalf of LBG, we ask the Staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") to grant LBG and its affiliates exemptive relief from Rule 102 of Regulation M to permit them to continue, in the ordinary course of business as described below and in accordance with applicable local law, to engage in the following activities during the Capital Restructuring:

- **Derivatives Transactions, including Hedging**: LBG enters into derivatives transactions for the accounts of its customers on an agency basis and for its own account primarily for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) and efficient portfolio management and on an agency basis for investment purposes and, as such, may issue, buy and sell derivatives and other structured products relating to LBG Ordinary Shares and LBG ADSs or to baskets or indices including LBG Ordinary Shares and LBG ADSs, as well as (largely FTSE 100) futures on the foregoing on recognized or over-the-counter markets. These derivatives transactions are conducted through LBG's Treasury and Trading and Wholesale Markets Groups (the "**LBG Treasury and Trading and Wholesale Markets Groups**"), Scottish Widows Investment Partnership Limited, a limited company organized under the laws of the United Kingdom ("**SWIP**"), Insight Investment Management (Global) Limited, a limited company organized under the laws of the United Kingdom ("**Insight**"), Bank of Scotland plc, a public limited company organized under the laws of the United Kingdom and registered in Scotland ("**BoS**"), and certain of its subsidiaries, and CMI Asset Management (Luxembourg) SA, a société anonyme organized under the laws of the Grand Duchy of Luxembourg ("**CMI**" and, together with BoS, Insight, SWIP and the LBG Treasury and Trading and Wholesale Markets Groups, the "**LBG Derivatives Business Units**").[1] The purchases and sales of derivatives and other structured products which relate to or contain LBG Ordinary Shares and LBG ADSs amounted to approximately 1% of the average daily trading volume (the "**ADTV**") on all exchanges in LBG Ordinary Shares (including LBG ADSs) during the twelve-month period

[1] The LBG Treasury and Trading and Wholesale Markets Groups are business units within LBG. SWIP, Insight and CMI are wholly owned subsidiaries of LBG that primarily engage in fund management activities on behalf of a range of internal and external clients including LBG's retail life, pensions and investment products. BoS is also a wholly owned subsidiary of LBG and similarly engages in fund management activities on behalf of a range of internal and external clients including LBG's retail life, pensions and investment products. No derivatives trading or hedging activities relating to LBG Ordinary Shares are carried out by affiliates or business units of LBG other than the LBG Derivatives Business Units and the vast majority of the derivatives trading and hedging activities described herein are conducted in the United Kingdom.

ended February 28, 2009. The LBG Derivatives Business Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Trading by Asset Managers**: Lloyds TSB Private Banking Limited, a limited company organized under the laws of the United Kingdom, Lloyds TSB Bank plc, a public limited company organized under the laws of the United Kingdom, and certain of its subsidiaries (including Lloyds TSB Offshore Limited and Lloyds TSB Offshore Private Clients Limited), SWIP, Insight, and certain of its subsidiaries, BoS, CMI, and certain of its subsidiaries, HBOS Investment Fund Managers Limited, a limited company organized under the laws of the United Kingdom, CMI Fund Managers (IOM) Limited, a limited company organized under the laws of the Isle of Man, and Lloyds TSB Investments Ltd, a limited company organized under the laws of the United Kingdom (together, the "**LBG Asset Managers**"), manage the assets of a range of internal and external clients, such as mutual funds, pension funds, regulated collective investment schemes, unregulated collective investment schemes (being a fund of hedge funds, a fund of private equity funds, a fund of property funds and individual private equity funds) and separate account investor portfolios (such funds and investor portfolios, the "**LBG Managed Funds**"). As part of their ordinary investment management activities on behalf of the LBG Managed Funds, the LBG Asset Managers buy and sell LBG Ordinary Shares and LBG ADSs for the LBG Managed Funds' accounts. The LBG Asset Managers also may make investments in collective funds or indices that indirectly include LBG Ordinary Shares and LBG ADSs or include derivatives of LBG Ordinary Shares and LBG ADSs, as discussed above. The asset management activities of the LBG Asset Managers amounted to approximately 1% of the worldwide ADTV in LBG Ordinary Shares (including LBG ADSs) during the twelve-month period ended February 28, 2009. The foregoing asset management activities are conducted by the LBG Asset Managers predominantly, but not exclusively, outside of the United States. The LBG Asset Managers engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Trading by Insurance Companies**: In the ordinary course of business, Scottish Widows plc, a public limited company organized under the laws of the United Kingdom, and its authorized subsidiaries, Clerical Medical Investment Group Limited, a limited company organized under the laws of the United Kingdom, and its authorized subsidiaries, CMI, and its authorized subsidiaries, Halifax Life Limited, a limited company organized under the laws of the United Kingdom, St. Andrew's Life Assurance plc, a public limited company organized under the laws of the United Kingdom, Heidelberger Leben AG, a stock corporation organized under the laws of Germany and CMI Insurance Company Limited, a limited company organized under the laws of the Isle of Man (the "**LBG Insurance Companies**"), sell insurance and reinsurance products requiring the insurer to invest the premiums paid by the purchaser of the policies in equities and other investments. While no direct investments are made in LBG Ordinary Shares or LBG ADSs, investments may be made indirectly in funds or indices that include LBG Ordinary Shares and/or LBG ADSs. A number of the LBG Insurance Companies provide investment advice with respect to their range of investment products. The market activities of the LBG Insurance Companies described herein are conducted solely outside of the United States. The LBG Insurance Companies engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Trading by Trustees and Personal Representatives of Estates**: Lloyds TSB Bank plc, which delegates trading authority to Lloyds TSB Private Banking Limited in this regard, and certain of its subsidiaries, and BoS, and certain of its subsidiaries (together, the "**LBG Trustees and Personal Representatives**"), act as trustee, executor and/or personal representative of testamentary, inter vivos and charitable trusts, as well as estates (the "**LBG Trusts and Estates**"). As part of their responsibilities, the LBG Trustees and Personal Representatives purchase and sell LBG Ordinary Shares and LBG ADSs, both directly and indirectly, as part of collective investment schemes, for the accounts of the LBG Trusts and Estates. The activities of the LBG Trustees and Personal Representatives historically have represented a small proportion of all trading in LBG Ordinary Shares, and for the twelve-month period ended February 28, 2009, the ADTV of LBG Ordinary Shares (including LBG ADSs) traded pursuant to these activities represented less than 1% of the worldwide ADTV of LBG Ordinary Shares (including LBG ADSs). The market activities of the LBG Trustees and Personal Representatives described herein are conducted solely outside of the United States. The LBG Trustees and Personal Representatives engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Collateral Taking**: Lloyds TSB Bank plc and certain of its subsidiaries, Lloyds TSB Private Banking Limited, Insight and BoS and certain of its subsidiaries (the "**LBG Collateral Taking Units**"), accept LBG Ordinary Shares and LBG ADSs as collateral for loans they extend to their respective customers. In the event that the borrower defaults on a loan, the LBG Collateral Taking Units may foreclose on the collateral and in some circumstances dispose of it, including by selling it in the market. The market activities of the LBG Collateral Taking Units are conducted solely outside of the United States and predominantly in the United Kingdom. To the extent the LBG Collateral Taking Units engage in trading of LBG Ordinary Shares or LBG ADSs, this activity would be solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Banking Related Activities**: In connection with their retail and commercial banking services, certain LBG affiliates including Lloyds TSB Bank plc and certain of its subsidiaries, Lloyds TSB Private Banking Limited, Lloyds TSB Scotland plc, a public limited company organized under the laws of the United Kingdom, Scottish Widows Bank plc, a public limited company organized under the laws of the United Kingdom, Lloyds TSB Independent Financial Advisors Limited, a limited company organized under the laws of the United Kingdom, BoS and Sainsbury's Bank plc,[2] a public limited company organized under the laws of the United Kingdom (the "**LBG Banking Groups**"), engage in the marketing and sale to banking customers of investment products, including investments in funds such as unit trusts and open-ended investment companies, which may include LBG Ordinary Shares and/or LBG ADSs. In addition, the LBG Banking Groups provide a range of banking services, investment advice and financial planning guidance to banking customers, and this advice and guidance may include information which would assist customers in determining whether to purchase or sell LBG Ordinary Shares or LBG ADSs or investment products that may include LBG Ordinary Shares or LBG ADSs or baskets or indices including LBG Ordinary Shares or LBG ADSs. The purchase and sales of LBG Ordinary Shares or LBG ADSs which may be deemed to result from these market activities

[2] Sainsbury's Bank plc is a 50/50 joint venture between LBG and J Sainsbury's plc.

may occur on any of a number of exchanges or in over-the-counter markets around the world. The activities of the LBG Banking Groups described herein are conducted predominantly in the United Kingdom and outside of the United States. The LBG Banking Groups engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Trading Pursuant to Heritage LTSB Group Employee Share Plans**[3]: Equiniti Share Plan Trustees Limited, a limited company organized under the laws of the United Kingdom (the "**Heritage LTSB Group Shareplan Trustee**"), in its capacity as trustee of the heritage LTSB Group employee share incentive plan (the "**Heritage LTSB Group Shareplan**"), purchases LBG Ordinary Shares on behalf of participating heritage LTSB Group employees pursuant to the rules of the Heritage LTSB Group Shareplan. The Heritage LTSB Group Shareplan Trustee may also sell LBG Ordinary Shares on behalf of such employees. In addition, Lloyds TSB Offshore Trust Company Limited, a limited company organized under the laws of Jersey (the "**Heritage LTSB Group ESOT Trustee**" and, together with the Heritage LTSB Group Shareplan Trustee, the "**Heritage LTSB Group Employee Share Plan Trustees**"), in its capacity as trustee of the heritage LTSB Group Employee Share Ownership Trust (the "**Heritage LTSB Group ESOT**"), purchases and/or subscribes for LBG Ordinary Shares for delivery to heritage LTSB Group employees participating in any other employee share plans operated by the heritage LTSB Group (the "**Heritage LTSB Group Employee Share Plans**") in accordance with the rules of such plans and at the recommendation or request of LBG. Under the rules of the Heritage LTSB Group ESOT, the Heritage LTSB Group ESOT Trustee may acquire, hold and dispose of any property to be held under the Heritage LTSB Group ESOT (including LBG Ordinary Shares) and enter into any contract or incur any obligation in respect of such property. The market activities of the Heritage LTSB Group Employee Share Plan Trustees are conducted solely outside of the United States and predominantly in the United Kingdom, either through the facilities of the London Stock Exchange (the "**LSE**"), in over-the-counter transactions or by direct issuance from LBG. The Heritage LTSB Group Employee Share Plan Trustees engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Trading Pursuant to Heritage HBOS Group Employee Share Plans**[4]: Halifax Corporate Trustees Limited, a limited company organized under the laws of the United Kingdom (the "**Heritage HBOS Group Shareplan Trustee**"), in its capacity as trustee of the heritage HBOS Group employee share incentive plan (the "**Heritage HBOS Group Shareplan**"), purchases LBG Ordinary Shares on behalf of participating heritage HBOS Group employees pursuant to the rules of the Heritage HBOS Group Shareplan. Halifax Corporate Trustees Limited may also sell LBG Ordinary Shares on behalf of such employees. Becketts (Trustees) Limited, a limited company organized under the laws of Ireland (the "**Heritage HBOS Group Profit Sharing Plan Trustee**"), in its capacity as trustee of the heritage HBOS Group approved profit sharing

[3] The Heritage LTSB Group Employee Share Plans are a legacy structure of LBG's predecessor, Lloyds TSB Group plc, prior to its acquisition of HBOS plc in January 2009.

[4] The Heritage HBOS Group Employee Share Plans are a legacy structure of HBOS plc which was acquired in January 2009 by LBG's predecessor, Lloyds TSB Group plc, and will remain in place for heritage HBOS Group employees until harmonization of the various plans occurs. This is expected to take place within the next two years.

scheme (the "**Heritage HBOS Group Profit Sharing Scheme**"), purchases LBG Ordinary Shares on behalf of participating heritage HBOS Group employees pursuant to the rules of the Heritage HBOS Group Profit Sharing Scheme. Becketts (Trustees) Limited may also sell LBG Ordinary Shares on behalf of such employees. In addition, HBOS plc Employee Trust Limited, a limited company organized under the laws of Jersey (the "**Heritage HBOS Group ESOTs Trustee**" and, together with the Heritage HBOS Group Shareplan Trustee and the Heritage HBOS Group Profit Sharing Plan Trustee, the "**Heritage HBOS Group Employee Share Plan Trustees**"), in its capacity as trustee of the No. 1 Employee Share Ownership Trust and the No. 2 Employee Share Ownership Trust (the "**Heritage HBOS Group ESOTs**"), purchases and/or subscribes for LBG Ordinary Shares for delivery to heritage HBOS Group employees participating in any other employee share plans operated by the heritage HBOS Group (the "**Heritage HBOS Group Employee Share Plans**") in accordance with the rules of such plans and at the recommendation or request of LBG. Under the rules of the Heritage HBOS Group ESOTs, the Heritage HBOS Group ESOTs Trustee may acquire, hold and dispose of any property to be held under the Heritage HBOS Group ESOTs (including LBG Ordinary Shares) and enter into any contract or incur any obligation in respect of such property. The market activities of the Heritage HBOS Group Employee Share Plan Trustees are conducted solely outside of the United States and predominantly in the United Kingdom, either through the facilities of the LSE, in over-the-counter transactions or by direct issuance from LBG. The Heritage HBOS Group Employee Share Plan Trustees engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Trading Pursuant to ICC Employee Share Plans:** ICC ESOP Trustee Limited, a limited company organized under the laws of the Republic of Ireland and a wholly owned subsidiary of BoS (the "**ICC ESOP Trustee**"), in its capacity as trustee of the ICC employee share ownership plan (the "**ICC ESOP**"), may manage the purchase of LBG Ordinary Shares by the ICC Bank Employee Share Ownership Trust (the "**ICC ESOT**") on behalf of ICC ESOP participants pursuant to the rules of the ICC ESOP. The ICC ESOP Trustee may also manage the sale of LBG Ordinary Shares by the ICC ESOT on behalf of such participants. The market activities of the ICC ESOP Trustee are conducted solely outside of the United States and predominantly in the United Kingdom and Ireland, through the facilities of the LSE or in over-the-counter transactions. The ICC ESOP Trustee engages in its market activities in the ordinary course of business and not in contemplation of the Capital Restructuring.

- **Unsolicited Brokerage Activities:** LBG, Lloyds TSB Bank plc, certain of its subsidiaries, Lloyds TSB Private Banking Limited and Halifax Share Dealing Limited, a limited company organized under the laws of the United Kingdom, and certain of its subsidiaries (the "**LBG Brokerage Units**"), effect unsolicited brokerage transactions in LBG Ordinary Shares by placing orders in UK markets through the LSE (including through Talos Securities Ltd. ("**Talos**"), a non-LBG affiliated brokerage group that operates as a subsidiary of Société Générale Securities Services) and the PLUS markets. These transactions arise from unsolicited buy or sell orders received by the LBG Brokerage Units from their respective customer bases. The unsolicited brokerage activities of the LBG Brokerage Units are conducted solely outside of the United States and predominantly in the United Kingdom through the facilities of the LSE and PLUS markets and these activities amounted to approximately 1% of the worldwide ADTV in

LBG Ordinary Shares (including LBG ADSs) during the twelve-month period ended February 28, 2009. The LBG Brokerage Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

The availability of the exemptions LBG is requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

Linklaters LLP is acting as US counsel to LBG. LBG has provided and authorized Linklaters LLP to make on its behalf the factual representations set forth in this letter. The statements contained in this letter with respect to UK regulation have been reviewed by Linklaters LLP, UK counsel to LBG.

1 The Market for LBG Ordinary Shares

The principal trading market for the LBG Ordinary Shares is the United Kingdom. The LBG Ordinary Shares are listed on the LSE. The LBG Ordinary Shares are also listed on the New York Stock Exchange (the "**NYSE**") in the form of LBG ADSs. Each LBG ADS represents four LBG Ordinary Shares and is evidenced by an American Depositary Receipt issued by the Bank of New York, as Depositary. LBG is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act and is subject to the information reporting requirements of the Exchange Act.

As of February 28, 2009, 16,537,925,497 LBG Ordinary Shares were issued and outstanding, held by 1,458,182 record holders. Approximately 99.3% of the outstanding LBG Ordinary Shares were held of record by residents of the United Kingdom, and approximately 0.7% of the outstanding LBG Ordinary Shares were held of record by non-residents of the United Kingdom.

LBG's market capitalization at February 28, 2009 was approximately £9.5 billion or $13.6 billion.[5] During the twelve-month period ended February 28, 2009, the worldwide ADTV of LBG Ordinary Shares was approximately 91.6 million shares, with a value of approximately £235.3 million or $335.9 million. During the twelve-month period ended February 28, 2009, the ADTVs of LBG Ordinary Shares on the LSE and the European trade reporting systems/over-the-counter trading platforms BOAT, Chi-X and Turquoise were approximately 55.3 million shares and 32.8 million shares, with a value of approximately £143.2 million or $204.4 million and £82.5 million or $117.8 million, respectively. This represents approximately 96.3% of the worldwide ADTV in the LBG Ordinary Shares during such period.

LBG ADSs were first listed on the NYSE in November 2001. During the twelve-month period ended February 28, 2009, the ADTV of LBG ADSs on the NYSE was approximately 862,936 LBG ADSs, which represent 3,451,744 LBG Ordinary Shares, with a value of approximately £337.9 million or $482.3 million. This represents approximately 3.7% of worldwide ADTV in the LBG Ordinary Shares (including LBG Ordinary Shares represented by LBG ADSs) during such period.

The LSE provides for trading in equities and bonds principally through three main trading platforms: (i) the Stock Exchange Electronic Trading System ("**SETS**"); (ii) Stock Exchange Electronic Trading Service – quotes and crosses ("**SETSqx**"); and (iii) the Stock Exchange Automated Quotation ("**SEAQ**"). SETS is the central limit order book that directly matches willing buyers and sellers on a price/time priority basis, creating efficiencies in the markets by eliminating the need for a wholesaler. As an electronic order book, SETS can

[5] Throughout this letter, pounds sterling rates as of a specified date have been translated to dollars at the rate of 1.4276, the noon buying rate in New York City published by the Federal Reserve Bank of New York on February 28, 2009.

execute hundreds of trades in one second. Securities traded on SETS include the FTSE 100 and the most liquid FTSE UK AIM50 securities. SETSqx is a trading platform for securities less liquid than those traded on SETS. Since October 8, 2007, all Main Market and EURM AIM equity securities not traded on a full order book are traded on SETSqx. SEAQ is the LSE's service for the Fixed Interest market and AIM securities that are not traded on either SETS or SETSqx.

As of February 28, 2009, the market capitalization of UK and international companies on the LSE's markets amounted to £2,402,695 million, or $3,430,087 million, with £2,136,109 million, or $3,049,509 million, of equity business transacted over the prior twelve-month period. As of February 28, 2009, there were 3,051 listed companies on the LSE. The primary market index is the FTSE 100, which is comprised of 100 of the largest companies with primary listings on the LSE, including LBG. The LBG Ordinary Shares are a significant component of the FTSE 100. The LBG Ordinary Shares comprised 1.52% of the FTSE 100 as of February 28, 2009.[6]

2 LBG's Market Activities

LBG is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and a number of locations overseas. LBG is regulated and licensed under the Financial Services and Markets Act 2000 (the "**FSMA**") and the Financial Services Authority (the "**FSA**") in the United Kingdom, and its branches in the United States are subject to applicable US bank regulations, among other laws and regulations. LBG has confirmed that the activities described below, for which it is requesting relief, are permitted under, and would be conducted in accordance with, applicable UK law in relation to the Capital Restructuring and other laws.

Each of the LBG Derivatives Business Units, the LBG Asset Managers, the LBG Insurance Companies, the LBG Trustees and Personal Representatives, the LBG Collateral Taking Units, the LBG Banking Groups, the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees, the ICC ESOP Trustee and the LBG Brokerage Units have confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its business and in accordance with the applicable laws of the United Kingdom and other laws.

Derivatives Transactions, including Hedging. LBG conducts its derivatives and hedging activities principally from London through the LBG Derivatives Business Units. LBG may issue, buy and sell derivatives and other structured products relating to LBG Ordinary Shares or LBG ADSs or to baskets or indices including LBG Ordinary Shares or LBG ADSs, as well as (largely FTSE 100) futures on the foregoing, on recognized or over-the-counter markets, solely outside the United States and predominantly in the United Kingdom. The LBG Derivatives Business Units engage in these derivatives activities for the accounts of LBG's customers on an agency basis and for their own account primarily for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) and for efficient portfolio management and on an agency basis for investment purposes.[7] The LBG Treasury and Trading and Wholesale Markets Groups occasionally enter into OTC equity derivatives for their own account and, very rarely, on behalf of clients for hedging purposes. These transactions have not included options in relation to LBG Ordinary Shares or LBG ADSs in the past

[6] LBG will issue additional LBG Ordinary Shares in the Placing and the Open Offer as described below under the heading "The Capital Restructuring".

[7] The customers for such derivatives may include US as well as non-US based customers, however the number of US based customers has been, and is expected to continue to be, de minimis.

year. The exposure to LBG Ordinary Shares and LBG ADSs from the derivative transactions discussed above amounted to approximately 1% of the worldwide ADTV in LBG Ordinary Shares (including LBG ADSs) during the twelve-month period ended February 28, 2009. The LBG Derivatives Business Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

Trading by Asset Managers. As part of their investment management activities, the LBG Asset Managers buy and sell LBG Ordinary Shares and LBG ADSs for the LBG Managed Funds in LBG's accounts. Under English law and other applicable national laws, and subject to the terms of any contractual arrangements as in effect from time to time between the relevant LBG Asset Manager and the relevant LBG Managed Fund, the LBG Asset Managers have a fiduciary or similar duty to oversee the LBG Managed Funds in a manner that is in the best interests of the investors of those funds. Accordingly, the LBG Asset Managers would be prohibited by law from following a discretionary LBG directive[8] to cease trading LBG Ordinary Shares or LBG ADSs during the Regulation M restricted period for the Capital Restructuring (the "**Restricted Period**"), unless the LBG Asset Managers believed that cessation of such trading was in the best interests of the LBG Managed Funds of LBG's beneficiaries. Similarly, the LBG Asset Managers would be prohibited by law from following a discretionary LBG directive to bid for or purchase LBG Ordinary Shares or LBG ADSs unless the LBG Asset Managers independently concluded that such bids or purchases were in the best interests of the LBG Managed Funds of LBG's beneficiaries.[9]

The LBG Asset Managers engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring. These market activities are conducted through the facilities of recognized exchanges, trade reporting systems and over-the-counter markets predominantly in the United Kingdom, Europe and the United States, and also on a global basis, as appropriate for LBG's clients. The asset management activities of the LBG Asset Managers amounted to approximately 1% of the worldwide ADTV in LBG Ordinary Shares (including LBG ADSs) during the twelve-month period ended February 28, 2009. The only LBG Asset Managers that conduct their market activities in the United States are SWIP and Lloyds TSB Offshore Private Clients Limited, a Jersey limited company. SWIP[10] and Lloyds TSB Offshore Private Clients Limited are registered with, and subject to the supervision and regulation of, the Commission and are also registered with the Commission as Investment Advisers.[11]

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8 As used here, "discretionary LBG directive" refers to a directive that LBG delivers unilaterally and voluntarily and not one that it is required to deliver by operation of law in the UK or another jurisdiction, such as a stop notice pursuant to the UK's City Code on Takeovers and Mergers.

9 LBG Asset Managers also delegate authority to non-group investment managers to manage defined portfolios on behalf of clients, which may invest in LBG Ordinary Shares or LBG ADSs. The non-group investment managers may also invest in non-group collective investment arrangements, which are not under the control of LBG and which may buy and sell LBG Ordinary Shares and LBG ADSs. It would not be appropriate for LBG to restrict the trading of non-group investment managers in LBG Ordinary Shares and LBG ADSs during the Restricted Period. Accordingly LBG is not seeking relief from the Staff for these activities.

10 SWIP has a small number of institutional clients within the United States, none of which currently hold LBG Ordinary Shares or LBG ADSs or any derivatives thereof within their portfolios. SWIP does not anticipate that any of its current institutional clients in the United States will invest directly in LBG Ordinary Shares or LBG ADSs or any derivatives thereof through portfolios managed by SWIP. SWIP does not intend to solicit additional institutional clients in the United States except in the ordinary course of business and not in contemplation of the Capital Restructuring.

11 The LBG Asset Managers have a small number of clients within the United States. The LBG Asset Managers will only engage in unsolicited asset management activities in the ordinary course of business and not in contemplation of the Capital Restructuring.

Trading by Insurance Companies. The LBG Insurance Companies purchase funds or indices that may include LBG Ordinary Shares and LBG ADSs in connection with investing premiums paid by their customers for certain policies. The LBG Insurance Companies conduct these activities solely outside of the United States.

Under UK law, the LBG Insurance Companies have a fiduciary or similar duty to the purchasers of such policies to oversee the investments with respect to those policies in a manner that is in the best interests of those purchasers. Accordingly, the LBG Insurance Companies would be prohibited by law from following, with respect to certain of their policies, a discretionary LBG directive to cease trading in funds or indices that included LBG Ordinary Shares or LBG ADSs during the Restricted Period, unless such a halt in trading were in the best interests of the purchasers of those policies. Similarly, the LBG Insurance Companies would be prohibited by law from following a discretionary LBG directive to trade in funds or indices that included LBG Ordinary Shares or LBG ADSs unless the LBG Insurance Companies independently concluded that such bids or purchases were in the best interests of its insured under such policies.

The LBG Insurance Companies engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring.

Trading by Trustees and Personal Representatives of Estates. The LBG Trustees and Personal Representatives administer the LBG Trusts and Estates, including through the investment of their assets. The LBG Trustees and Personal Representatives generally have broad investment discretion over the assets, similar to the discretion of the LBG Asset Managers with respect to the LBG Managed Funds and, as with those LBG Asset Managers, they have fiduciary or similar duties under applicable local laws to oversee the LBG Trusts and Estates in a manner that is in the best interests of their beneficiaries.

The LBG Trustees and Personal Representatives engage in the trading of LBG Ordinary Shares and LBG ADSs solely in the ordinary course of business and not in contemplation of the Capital Restructuring. The activities of the LBG Trustees and Personal Representatives historically have represented a small proportion of all trading in LBG Ordinary Shares, and for the twelve-month period ended February 28, 2009, the ADTV of LBG Ordinary Shares (including LBG ADSs) traded pursuant to these activities represented less than 1% of the worldwide ADTV of LBG Ordinary Shares (including LBG ADSs). The market activities of the LBG Trustees and Personal Representatives are conducted solely outside of the United States.

Collateral Taking. The LBG Collateral Taking Units accept various forms of security, including LBG Ordinary Shares and LBG ADSs, as collateral for loans made by those units. These loans are generally made either in connection with margin trading or as part of LBG retail and commercial banking activities. In the event that a borrower defaults on a loan, the LBG Collateral Taking Units may foreclose on the collateral and, in some circumstances, dispose of it, including by selling it in the market. To the extent the LBG Collateral Taking Units engage in the trading of LBG Ordinary Shares or LBG ADSs, this activity would be solely in the ordinary course of business and not in contemplation of the Capital Restructuring. These market activities are conducted solely outside of the United States.[12]

Banking Related Activities. The LBG Banking Groups provide a number of banking services to retail and commercial customers. These services include the marketing and sale to banking customers of investment

[12] Although collateral taking activities have not been historically conducted by the LBG Collateral Taking Units in the United States, there remains a low possibility that LBG customers could pledge LBG Ordinary Shares or LBG ADSs to one of its two subsidiaries in the United States: BoS (USA), Inc., a corporation incorporated under the laws of the State of Delaware, and BoS (USA) AL, Inc., a corporation incorporated under the laws of the State of Delaware.

products which may include LBG Ordinary Shares or LBG ADSs, including investments in funds such as unit trusts and open-ended investment companies. In addition, the LBG Banking Groups provide a range of banking services, investment advice and financial planning guidance to banking customers, and this advice and guidance may include information which would assist customers in determining whether to purchase or sell LBG Ordinary Shares or LBG ADSs or investment products that may include LBG Ordinary Shares or LBG ADSs or baskets or indices including LBG Ordinary Shares or LBG ADSs. Some of these funds are managed by LBG affiliates who are LBG Asset Managers, while others are managed by third-party fund managers. Most funds marketed and sold by the LBG Banking Groups comply with the requirements set forth in the European Union's Council Directive 85/61 I/EEC, commonly known as the "**UCITS Directive**". The UCITS Directive provides, among other things, that no security included in a fund may represent more than 5% of the fund's assets (although Member States may raise this limit to 10%; *provided* that, securities which represent more than 5% of the fund's assets do not in aggregate represent more than 40% of the fund's assets). A limited number of funds are "Non-UCITS Retail Schemes", or "**NURS**". NURS are subject to similar restrictions as UCITS-compliant funds, although NURS may invest up to 10% of their assets in the securities of the single issuer.

The LBG Banking Groups provide investment advice and financial planning guidance to their customers and, unlike LBG Asset Managers, the LBG Banking Groups are not necessarily bound by fiduciary or similar duties or specific contractual obligations in giving this advice and guidance. However, LBG's wealth management and financial advisory divisions have enacted internal policies and procedures which prohibit them from making a recommendation to customers as to whether they should purchase or sell LBG Ordinary Shares or LBG ADSs. The LBG Banking Groups provide only objective information about LBG Ordinary Shares and LBG ADSs and/or a summary of the views of a fixed group of research analysts who publish information about LBG.

The LBG Banking Groups engage in the foregoing activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring. These activities are conducted predominantly in the United Kingdom and outside the United States.[13] The purchase and sale of LBG Ordinary Shares or LBG ADSs which may be deemed to result from the LBG Banking Group's market activities may occur on any of a number of exchanges or in over-the-counter transactions around the world.

Trading Pursuant to Heritage LTSB Group Employee Share Plans. Certain employees of LBG who are resident in the United Kingdom are eligible to participate in the Heritage LTSB Group Employee Share Plans. Participation allows an employee to receive LBG Ordinary Shares: (i) in exchange for a portion of the employee's monthly salary; (ii) as awards; or (iii) in exchange for dividend payments on LBG Ordinary Shares received pursuant to (i) or (iii). In order to effect the acquisition of LBG Ordinary Shares for participating employees pursuant to the rules of the Heritage LTSB Group Employee Share Plans, the Heritage LTSB Group Employee Share Plan Trustees purchase LBG Ordinary Shares in the secondary market. At the request of an employee under certain circumstances, or in order to satisfy a participating employee's tax liability under the Heritage LTSB Group Employee Share Plans, the Heritage LTSB Group Employee Share Plan Trustees may also sell LBG Ordinary Shares in the employee's account.

[13] The LBG Banking Groups have international operations and a global client base. From time to time, a client may relocate to the United States and, in this event, the LBG Banking Groups either exit the particular client relationship or transfer it to Lloyds TSB Offshore Private Clients Limited, SWIP or another LBG entity regulated in the United States as described herein. Such banking related activities in the United States historically have represented a very small proportion of all trading in LBG Ordinary Shares and LBG believes these activities will not have a significant effect on the market price of LBG Ordinary Shares.

In addition, the Heritage LTSB Group ESOT Trustee purchases and/or subscribes for LBG Ordinary Shares for delivery to LBG employees participating in the Heritage LTSB Group Employee Share Plans in accordance with the rules of such plans and at the recommendation or request of LBG. Under the rules of the Heritage LTSB Group ESOT, the Heritage LTSB Group ESOT Trustee may acquire, hold and dispose of any property to be held under the Heritage LTSB Group ESOT (including LBG Ordinary Shares) and enter into any contract or incur any obligation in respect of such property. The rules of the Heritage LTSB Group Employee Share Plans also allow the Heritage LTSB Group ESOT Trustee to withhold and sell, on behalf of an employee participating in any of the Heritage LTSB Group Employee Share Plans, LBG Ordinary Shares required to satisfy any tax liability arising on receipt of LBG Ordinary Shares under the Heritage LTSB Group Employee Share Plans.

The Heritage LTSB Group Employee Share Plan Trustees have fiduciary or similar duties under applicable local laws (including the laws of the United Kingdom and Jersey) to conduct their market activities in a manner that is in the best interests of the employees participating in the Heritage LTSB Group Employee Share Plans.

The Heritage LTSB Group Employee Share Plan Trustees engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring. These market activities are conducted solely outside of the United States and predominantly in the United Kingdom either through the facilities of the LSE, in over-the-counter transactions or by direct issuance from LBG.

Trading Pursuant to Heritage HBOS Group Employee Share Plans. Certain employees of LBG who are resident in the United Kingdom are eligible to participate in the Heritage HBOS Group Employee Share Plans. Participation allows an employee to receive LBG Ordinary Shares: (i) in exchange for a portion of the employee's monthly salary; (ii) as awards; or (iii) in exchange for dividend payments on LBG Ordinary Shares received pursuant to (i) or (iii). In order to effect the acquisition of LBG Ordinary Shares for participating employees pursuant to the rules of the Heritage HBOS Group Employee Share Plans, the Heritage HBOS Group Employee Share Plan Trustees purchase LBG Ordinary Shares in the secondary market. At the request of an employee under certain circumstances, or in order to satisfy a participating employee's tax liability under the Heritage HBOS Group Employee Share Plans, the Heritage HBOS Group Employee Share Plan Trustees may also sell LBG Ordinary Shares in the employee's account.

In addition, the Heritage HBOS Group ESOT Trustee purchases and/or subscribes for LBG Ordinary Shares for delivery to LBG employees participating in the Heritage HBOS Group Employee Share Plans in accordance with the rules of such plans and at the recommendation or request of LBG. Under the rules of the Heritage HBOS Group ESOT, the Heritage HBOS Group ESOT Trustee may acquire, hold and dispose of any property to be held under the Heritage HBOS Group ESOT (including LBG Ordinary Shares) and enter into any contract or incur any obligation in respect of such property. The rules of the Heritage HBOS Group Employee Share Plans also allow the Heritage HBOS Group ESOT Trustee to withhold and sell, on behalf of an employee participating in any of the Heritage HBOS Group Employee Share Plans, LBG Ordinary Shares required to satisfy any tax liability arising on receipt of LBG Ordinary Shares under the Heritage HBOS Group Employee Share Plans.

The Heritage HBOS Group Employee Share Plan Trustees have fiduciary or similar duties under applicable local laws (including the laws of the United Kingdom and Jersey) to conduct their market activities in a manner that is in the best interests of the employees participating in the Heritage HBOS Group Employee Share Plans.

The Heritage HBOS Group Employee Share Plan Trustees engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring. These market activities are conducted solely outside of the United States and predominantly in the United Kingdom either through the facilities of the LSE, in over-the-counter transactions or by direct issuance from LBG.

Trading Pursuant to ICC Employee Share Plans. Certain employees and former employees of LBG who are mainly resident in Ireland are eligible to participate in the ICC ESOP. Participation allows an individual to receive LBG Ordinary Shares as awards or in exchange for dividend payments on LBG Ordinary Shares received pursuant to such awards. In order to effect the acquisition of LBG Ordinary Shares for participating individuals pursuant to the rules of the ICC ESOP, the ICC ESOP Trustee may manage the purchase of LBG Ordinary Shares by the ICC ESOT in the secondary market.

The ICC ESOP Trustee has fiduciary or similar duties under applicable local laws (including the laws of the United Kingdom and Ireland) to conduct its market activities in a manner that is in the best interests of the individuals participating in the ICC ESOP.

The ICC ESOP Trustee engages in its market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring. These market activities are conducted solely outside of the United States and predominantly in the United Kingdom and Ireland either through the facilities of the LSE or in over-the-counter transactions.

Unsolicited Brokerage Activities. The LBG Brokerage Units effect unsolicited brokerage transactions in LBG Ordinary Shares on the LSE, including through Talos, and on the PLUS markets by placing orders on behalf of their respective customer bases. These transactions arise from unsolicited buy and sell orders received by the LBG Brokerage Units from their respective customer bases. The unsolicited brokerage activities of the LBG Brokerage Units are conducted solely outside of the United States and predominantly in the United Kingdom through the facilities of the LSE and PLUS Markets and amounted to less than 1% of the worldwide ADTV in LBG Ordinary Shares (including LBG ADSs) during the twelve-month period ended February 28, 2009.[14] The LBG Brokerage Units engage in their market activities solely in the ordinary course of business and not in contemplation of the Capital Restructuring. Please note that Talos does not currently engage and does not intend in the future to engage in derivatives market making, hedging, asset management or insurance activities on behalf of LBG and its affiliates.

LBG maintains and enforces written “Chinese Wall” policies and procedures to prevent material non-public information from passing between the sales/trading areas and any other areas of LBG in which price-sensitive information relating to LBG Ordinary Shares or LBG ADSs, including information relating to the Capital Restructuring, would be available. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all ordinary course market activities of LBG are permitted to continue. Under these policies and procedures, LBG’s traders and sales force who conduct these market activities will generally be able to continue doing so during and outside these restricted periods, although senior management may restrict such activities in extraordinary circumstances. LBG will continue to maintain and enforce these policies and procedures during the Capital Restructuring.

[14] The LBG Brokerage Units have international operations and a global client base. From time to time, a client may relocate to the United States and, in this event, the LBG Brokerage Units either exit the particular client relationship or permanently restrict activity in such accounts.

Other affiliates of LBG conduct market activities in LBG Ordinary Shares and LBG ADSs in the ordinary course of their business. In connection with the Capital Restructuring, these other affiliates will comply with Regulation M, either by suspending their market activities during the restricted period or by conducting those activities in accordance with an available exception from Regulation M. These exceptions may include those available for "affiliated purchasers." Accordingly, LBG is not seeking relief from the Staff for these activities.

3 The Capital Restructuring

On March 7, 2009, LBG announced that as part of the Capital Restructuring, it intends to replace £4 billion, or $5.7 billion, of LBG preference shares held by HM Treasury with new LBG Ordinary Shares by way of the Placing and Open Offer, which will consist of two components.[15] The first component is comprised of the Placing which includes a conditional subscription by HM Treasury of approximately 10,408,535,000 new LBG Ordinary Shares at a fixed price of 38.43 pence per LBG Ordinary Share, which represents an 8.5% discount to the closing price of LBG Ordinary Shares on March 6, 2009 and will raise aggregate proceeds of £4 billion, or $5.7 billion. The second component is comprised of the Open Offer, whereby LBG will offer to eligible existing holders of LBG Ordinary Shares as of the applicable record date, the opportunity to "claw back" their proportionate entitlement to these new shares (*i.e.*, preemptively subscribe for those shares conditionally subscribed by HM Treasury in proportion to their existing holdings of LBG Ordinary Shares). Additionally, existing LBG shareholders will have the opportunity to subscribe for the new LBG Ordinary Shares beyond their proportional entitlement and new investors will have the opportunity also to subscribe for these new shares. The subscription price for LBG Ordinary Shares in the Open Offer will be identical to the Placing price of 38.43 pence per LBG Ordinary Share. The aggregate proceeds of the Placing and Open Offer will be used by LBG to redeem the preference shares held by HM Treasury at 101% of their issue price.

LBG has also announced that it intends to participate in GAPS in order to substantially reduce its risk-weighted assets and significantly strengthen its capital position. GAPS is designed to play a central role in restoring confidence in the UK's largest banks by providing protection against future losses on their riskiest assets. Banks will receive protection for a proportion of their balance sheets so that the healthier core of their commercial business may continue to lend to creditworthy businesses and households. In return for access to GAPS, banks will be required to pay a fee to enter into legally binding agreements to increase the amount of lending they provide to homeowners and businesses. Under GAPS, LBG will contribute assets and exposures (the "**Covered Assets**") on its balance sheet with an aggregate par value of approximately £260 billion, or $371.2 billion. The value of the Covered Assets is expected to equal approximately £250 billion, or $356.9 billion, net of LBG's impairment provisions and writedowns as of December 2008. It is anticipated that LBG will accede to GAPS in late May 2009.

Upon its accession to GAPS LBG will pay a fee of £15.6 billion, or $22.3 billion, to HM Treasury and HM Treasury will use those funds to purchase the B Shares. The B Shares carry a dividend of the greater of 7% per annum and 125% of the dividend on LBG Ordinary Shares. Additionally, the B Shares are convertible at any time at the holder's option into LBG Ordinary Shares at a price of 115 pence per LBG Ordinary Share, and are mandatorily convertible into LBG Ordinary Shares at that price if the volume weighted average

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[15] The LBG preference shares were issued to HM Treasury as part of HM Treasury's initial recapitalization scheme announced on October 8, 2008 and supplemented and revised further on October 13, 2008. LBG's predecessor, Lloyds TSB Group plc, was granted exemptive relief by the Commission from Regulation M for such an issuance, as well as its initial placing and open offer of Lloyds TSB Group plc's ordinary shares, in the exemptive letter dated October 21, 2008.

trading price of the LBG Ordinary Shares for 20 trading days in any 30 trading day period equals or exceeds 150 pence.

The aggregate value of the Capital Restructuring is £19.6 billion, or $28 billion. This includes £4 billion, or $5.7 billion, of new LBG Ordinary Shares issued in the Placing and Open Offer and £15.6 billion, or $22.3 billion, of B Shares issued in the B Share Issuance. LBG expects to issue 10,408,535,000 LBG Ordinary Shares in the Placing and Open Offer, representing approximately 62.93% of the LBG Ordinary Shares issued and outstanding prior to the Capital Restructuring. Upon completion of the Placing and Open Offer, if LBG shareholders do not "claw back" any entitlement to the LBG Ordinary Shares or such shares are not otherwise purchased by LBG shareholders or new investors pursuant to the Open Offer, HM Treasury's ownership of LBG will increase from 43.5% to 65%. This could increase to 77% if HM Treasury exercises its option to convert the B Shares it receives pursuant to the B Share Issuance. However, in no circumstances will HM Treasury be able to exercise votes over more than 75% of the voting rights in LBG.

The Placing and Open Offer is conditional upon the passage of various resolutions by LBG shareholders at a shareholders meeting including resolutions relating to the Placing, the Open Offer and the B Share Issuance. The subscription by HM Treasury in the Placing, the Open Offer and the B Share Issuance will not be made, we understand, with a view towards further distribution. However, we are aware from public statements made by representatives of the UK Government that the UK Government will expect, over time, to reduce its holdings in UK financial institutions consistent with its intention of returning the sector to private ownership.

The conditional subscription by HM Treasury in the Placing and the B Share Issuance will be made in reliance on the exemption from the registration requirement of the Securities Act provided by Regulation S thereunder ("**Regulation S**"). The Open Offer will also be conducted in reliance on Regulation S under the Securities Act although (i) shareholders in the United States who are "qualified institutional buyers" ("**QIBs**") as defined in Rule 144A under the Securities Act; and (ii) certain pre-identified US employees of LBG who are "accredited investors" (as defined in Rule 501 under the Securities Act) will be able to "claw back" LBG Ordinary Shares in the Open Offer, and QIBs will be able to subscribe for new shares not taken up in the Open Offer, all of which will be exempt from the registration requirement of the Securities Act provided by Section 4(2) thereunder for transactions by an issuer not involving a public offering and Rule 144A thereunder for transactions by an underwriter not involving a public offering. LBG will produce a prospectus in connection with the Placing and Open Offer (the "**Prospectus**") prepared in accordance with the Prospectus Rules made under section 73A of the FSMA (the "**Prospectus Rules**"), which will be filed with the FSA in the United Kingdom and made available to the public as required by section 3.2 of the Prospectus Rules.

The determination of the offering price for the Placing occurred on March 7, 2009. Any new investors will not be permitted to subscribe beyond the later of the completion of the Open Offer and the date when LBG shareholders have approved the Capital Restructuring at the Shareholders' Meeting (*i.e.*, the end of the Rule 102 restricted period as referenced immediately below).

4 Application of Regulation M

In connection with the Capital Restructuring, LBG will offer and sell LBG Ordinary Shares and LBG ADSs to US investors and will therefore be engaged in a distribution in the United States for purposes of Regulation M. LBG believes that, under Regulation M, the restricted period for the distribution will end upon the later of the completion of the Open Offer or the date when LBG shareholders have approved the Capital Restructuring at the Shareholder's Meeting. Thus, the Restricted Period is likely to last for an extended period. On the basis of the current Capital Restructuring timetable, the completion of the Open Offer is expected to occur in late May 2009 after the LBG shareholders have approved the Capital Restructuring in May 2009.

Given that LBG will be considered an "issuer" and its subsidiaries will be considered "affiliated purchasers" of the issuer, as defined in Rule 100 of Regulation M, their market activities will be subject to Rule 102 throughout the Restricted Period. As such, we request relief for the market activities of LBG and its respective affiliates described in this letter under Rule 102.[16]

Under Rule 102, LBG would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, LBG Ordinary Shares or LBG ADSs during the Restricted Period, except to the extent that one of the specified exceptions in the rule is available. There are no exceptions available under Rule 102 that would permit LBG and its affiliated purchasers to engage in the derivatives transactions, hedging, asset management, insurance, trustee and personal estate representative, collateral taking, banking related, employee share plan purchasing and unsolicited brokerage activities with respect to LBG Ordinary Shares and LBG ADSs as described in this letter. Therefore, without the requested exemptive relief, LBG and its affiliates would not be permitted to engage in such activities for an extended period of time.

LBG believes that the continuation of these activities will not have a significant effect on the market price of the LBG Ordinary Shares or LBG ADSs. The withdrawal from the market for the LBG Ordinary Shares, which are among the most actively traded in the United Kingdom, and LBG ADSs for an extended period of time would have harmful effects on the customers of LBG and the ordinary business of LBG and its affiliates.

If the LBG Derivatives Business Units are precluded from conducting derivatives transactions[17] or from effecting hedging transactions in LBG Ordinary Shares or LBG ADSs relating to the derivatives, the application of Regulation M could have adverse effects on LBG's ability to manage all relevant derivative positions, including hedging activities, maintained by it and its customers previously established in the ordinary course of business in connection with this activity. The LBG Asset Managers may also be unable to execute asset management related orders and the LBG Brokerage Units may also be unable to execute unsolicited brokerage orders submitted by their respective customers in the normal course, thereby significantly increasing the risk profile of LBG's and its affiliates' clients' investment portfolios, limiting LBG's and its affiliates' ability to act in the best interests of their respective clients and which may result in a significant loss of business for LBG. Similarly, the LBG Insurance Companies may not refrain from, or engage in, trading in LBG Ordinary Shares or LBG ADSs as a result of investment instructions received from LBG, unless such action is in the best interests of the purchasers of those policies.

Additionally, the LBG Trustees and Personal Representatives have fiduciary or similar duties under applicable local law to invest the assets of the LBG Trusts and Estates in the best interests of their beneficiaries. Accordingly, the LBG Trustees and Personal Representatives would be prohibited by law from trading in LBG

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[16] We note that the LBG Ordinary Shares would qualify as actively-traded securities pursuant to Regulation M, and therefore "distribution participants" (as defined in Rule 100 of Regulation M), subject to Rule 101 rather than Rule 102, would be able to avail themselves of the exception for actively-traded securities. The worldwide ADTV value for LBG Ordinary Shares was approximately £235.3 million, or $335.9 million, for the twelve-month period ended February 28, 2009, and the public float value for LBG Ordinary Shares was £9.5 billion, or $13.6 billion, as of February 28, 2009, in each case well in excess of the thresholds set out in Regulation M to qualify as an actively-traded security.

[17] Derivatives on LBG Ordinary Shares generally would not be "covered securities" under Rule 100 of Regulation M. See, *e.g.*, Release 34-38067 (Dec. 20, 1996), 62 FR 520, 524. Derivative market making by LBG affiliates, however, might, in some cases, be regarded as involving inducements to purchase LBG Ordinary Shares. To avoid uncertainty, the activities covered by this request for exemption include the derivatives hedging and other activities in LBG Ordinary Shares described in this letter.

Ordinary Shares or LBG ADSs unless the LBG Trustees and Personal Representatives believed that such trading was in the best interests of the beneficiaries of the LBG Trusts and Estates.

The activities of the LBG Collateral Taking Units do not constitute bids for, purchases of or inducements to make bids for or purchases of LBG Ordinary Shares or LBG ADSs (or reference securities with respect thereto) in the traditional sense. Nevertheless, LBG believes that in some circumstances the activities of the LBG Collateral Taking Units may be deemed to be attempts to induce a bid or purchase because the LBG Collateral Taking Units may foreclose on collateral that includes LBG Ordinary Shares or LBG ADSs and dispose of it, including by selling it in the market. LBG therefore seeks exemptive relief in order to continue to conduct these activities in the ordinary course of business during the Restricted Period. It would place a significant burden on customers if borrowers could not pledge their LBG Ordinary Shares or LBG ADSs to the LBG Collateral Taking Units and the borrowers would be burdened with finding either other assets to pledge or other sources of debt. Because the LBG Collateral Taking Units would only sell LBG Ordinary Shares or LBG ADSs following a default by the borrower, LBG believes that it is unlikely that the activities of the LBG Collateral Taking Units would have a significant effect on the market price of LBG Ordinary Shares or LBG ADSs.

LBG also believes that the normal course marketing and sale by the LBG Banking Groups of funds that may include LBG Ordinary Shares or LBG ADSs is unlikely to have a significant effect on the market price of LBG Ordinary Shares or LBG ADSs. Moreover, the normal course financial planning and investment advisory activities of the LBG Banking Groups do not constitute bids for or purchases of LBG Ordinary Shares or LBG ADSs, and LBG believes that it is unlikely that such activities would constitute inducements to purchase LBG Ordinary Shares or LBG ADSs. If these activities did constitute inducements to purchase LBG Ordinary Shares or LBG ADSs, LBG believes that the policies and procedures which prohibit it from recommending the purchase or sale of LBG Ordinary Shares or LBG ADSs are sufficient to preclude such activities from having a significant effect on the market price of LBG Ordinary Shares or LBG ADSs.

Purchases of LBG Ordinary Shares by the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees and the ICC ESOP Trustee in the ordinary course of business are intended only to facilitate the grant of awards and options pursuant to the terms of the Heritage LTSB Group Employee Share Plans, the Heritage HBOS Group Employee Share Plans and the ICC ESOP, respectively. If the LTSB Group Employee Share Plans, the Heritage HBOS Group Employee Share Plans and the ICC ESOP were structured to allow LBG to award LBG Ordinary Shares directly to participating employees, rather than having the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees and the ICC ESOP Trustee purchase the LBG Ordinary Shares on the employees' behalf, these purchases would not be prohibited by Rule 102. Moreover, the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees and the ICC ESOP Trustee are bound by fiduciary or similar duties to conduct their activities in the best interests of the employees participating in the LTSB Group Employee Share Plans, the Heritage HBOS Group Employee Share Plans and the ICC ESOP. As noted previously, the activities of the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees and the ICC ESOP Trustee historically have represented a small proportion of all trading in LBG Ordinary Shares, and LBG believes that these activities will not have a significant effect on the market price of LBG Ordinary Shares or LBG ADSs.

The ordinary course derivatives transactions, hedging, asset management, insurance, trustee and personal estate representative, collateral taking, banking related, employee share plan purchasing and unsolicited brokerage activities of LBG with respect to LBG Ordinary Shares and LBG ADSs described in this letter are also important aspects of LBG's business as a major financial institution in the United Kingdom and, therefore, interrupting those activities for such an extended period could also have an adverse impact on LBG's business, including its ability to properly manage its risks.

In addition, the Capital Restructuring is being conducted and trading by the business groups and affiliates of LBG identified herein in LBG Ordinary Shares and LBG ADSs during the Capital Restructuring is subject to, and will be conducted in accordance with, the laws of the United Kingdom and other laws. As discussed in greater detail below, the laws of the United Kingdom provide important safeguards against the type of risk of abuse that Regulation M was designed to prevent.

Finally, LBG believe that the risk of market manipulation under the Capital Restructuring is limited by the "Chinese Wall" procedures and duties described above, the fact that the market activities that are the subject of this request for exemptive relief are the ordinary course customer-driven market activities of LBG rather than activities commenced or managed in contemplation of the Capital Restructuring, and the fact that the jurisdictions in which LBG operates have laws that prohibit market manipulation (as further discussed below).

For the foregoing reasons, LBG ask the Staff to provide an exemption from Regulation M that would allow LBG, through its business groups and affiliates identified herein, to continue to engage in the derivatives transactions, hedging, asset management, insurance, trustee and personal estate representative, collateral taking, banking related, employee share plan purchasing and unsolicited brokerage activities with respect to LBG Ordinary Shares and LBG ADSs in the ordinary course of their respective businesses described above during the Restricted Period, as permitted under market practice and applicable law in the United Kingdom.[18]

5 The Regulatory Market in the United Kingdom

The FSMA contains the main body of rules relating to the financial markets in the United Kingdom. The FSA is an independent body that regulates the financial services industry in the United Kingdom. The FSA is responsible for market supervision and has a powerful enforcement armory, including powers to investigate, publish information, censure, suspend the marketing of securities and, above all, impose unlimited fines on both companies and individuals who have engaged in market abuse or required or encouraged another person to do so. Part VIII of the FSMA gives the FSA power to impose penalties upon any person who has engaged in market abuse or has required or encouraged another person to do so. Behavior caught by the market abuse regime falls into categories such as dealing on the basis of inside information or disseminating misleading information.

Part V of the Criminal Justice Act 1993 prohibits insider dealing. There are three offenses: (i) dealing, (ii) encouraging another person to deal and (iii) disclosing information. These offenses can only be committed by individuals. However, any act on the part of a corporate body will almost inevitably be taken on its behalf by a director, officer or employee. In addition, the offense of encouraging can be committed if the recipient of the encouragement is a corporate body. There are also some general defences to these offenses such as a

[18] As described above, the vast majority of the market activities in LBG Ordinary Shares for which relief is sought in this letter are conducted on the LSE, European trade reporting systems and the over-the-counter market in the United Kingdom. Although similar activities are carried out by the business units and affiliates of LBG described in this letter outside of the United Kingdom, the volume of such activities has historically been low compared to the volume of such activities in the United Kingdom. We also note that, during the twelve-month period ended February 28, 2009, total market activity in LBG Ordinary Shares outside of the United Kingdom was approximately 3.7% of worldwide ADTV. We ask that the requested relief also cover such activities outside of the United Kingdom and the United States conducted in the ordinary course and in accordance with applicable local law.

reasonable belief that the information had been disclosed widely enough or evidence that the individual would have acted the same even without the information.

However, the principal source of law relating to market manipulation in the United Kingdom is the Market Abuse Directive (the "**Directive**"), as implemented by the FSMA. Section 118 of the FSMA specifies five types of behavior that are considered to be market abuse:

(i) insider dealing – where an "insider" (as defined below) deals or attempts to deal in securities on the basis of "inside information" (as defined below);

(ii) improper disclosure – where an insider discloses inside information to someone else other than in the proper performance of their employment, profession or duties;

(iii) manipulating transactions – where a transaction gives a false or misleading impression to the market of the supply, demand, price or value of a security or secures the price of a security at an artificial level (unless the transaction is carried out for a legitimate reason and in conformity with an "accepted market practice");

(iv) manipulating devices – effecting transactions which employ a fictitious device or other form of deception or contrivance; and

(v) misleading dissemination – where false or misleading information is knowingly or negligently disseminated to the market.

In addition, there are two residual categories that cover types of behavior not caught by one of the above categories but which involve either:

(i) the misuse of relevant information that is not generally available to the market; or

(ii) other forms of misleading behavior or market distortion,

in each case, that a regular user of the market in question would consider to be a failure to observe reasonable standards of behavior.

"Inside information" is defined as information of a precise nature that is not generally available but which, if made generally available, would be likely to have a significant effect on the price of the company's securities. Information is deemed likely to have a significant effect on price "if and only if it is information of a kind which a reasonable investor would use as part of the basis for his investment decisions". In relation to the insider dealing and improper disclosure offenses of the market abuse regime, the definition of inside information is extended to include information that is indirectly related to the company as well. This extends the definition to include, for example, information, such as a change in tax treatment, which relates to a particular business sector that could impact the share price of all companies in that sector equally, in addition to information that relates solely to a specific issuer.

An "insider" is a person who has inside information as a result of: (i) membership of the administrative, management or supervisory board of a company that has securities admitted to trading; (ii) holding securities in such a company; (iii) his employment, profession or duties; (iv) any criminal activities; or (v) other means, but where he knows, or could reasonably be expected to know, that he holds inside information.

Two safe harbors are expressly provided under the Directive for: (i) price-stabilizing activities and (ii) repurchases of one's own shares.

In addition, the Code of Market Conduct published by the FSA sets out conclusive descriptions of types of behavior that will not amount to market abuse. These include:

(i) dealing with the benefit of trading information, for example, where the inside information one holds is the knowledge that one is planning to deal;

(ii) takeover activity, including stake-building, the seeking of irrevocable undertakings and the making of arrangements to issue securities or offer cash as part of a takeover offer;

(iii) disclosure of inside information that is required by the Listing Rules, Disclosure Rules or Prospectus Rules; and

(iv) behavior conforming with certain express provisions of the City Code on Takeovers and Mergers (the "Code"), provided that, the behavior also conforms with the General Principles under the Code.

6 Relief Requested

As discussed above, LBG is seeking exemptive relief from Rule 102 of Regulation M to permit the LBG Derivatives Business Units, the LBG Asset Managers (including SWIP and Lloyds TSB Offshore Private Clients Limited, which conduct certain asset management activities in the United States), the LBG Insurance Companies, the LBG Trustees and Personal Representatives, the LBG Collateral Taking Units, the LBG Banking Groups, the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees, the ICC ESOP Trustee and the LBG Brokerage Units to continue to engage in the derivatives transactions, hedging, asset management, insurance, trustee and personal estate representative, collateral taking, banking related, employee share plan purchasing and unsolicited brokerage activities with respect to LBG Ordinary Shares and LBG ADSs described in this letter during the Restricted Period. The LBG Derivatives Business Units, the LBG Asset Managers, the LBG Insurance Companies, the LBG Trustees and Personal Representatives, the LBG Collateral Taking Units, the LBG Banking Groups, the Heritage LTSB Group Employee Share Plan Trustees, the Heritage HBOS Group Employee Share Plan Trustees, the ICC ESOP Trustee and the LBG Brokerage Units would conduct these activities in the ordinary course of their respective businesses and in accordance with the applicable laws of the United Kingdom in relation to the Capital Restructuring and other laws, all as described in this letter.

As a condition to the relief being requested, LBG would undertake to include disclosure in each offer document that will be distributed to the US investors that participate in the Capital Restructuring. The disclosure would be substantially similar to the following:

- since the announcement of the Capital Restructuring, LBG, through certain identifiable business groups, and certain of its affiliates have engaged and intend to continue to engage in various dealing and brokerage activities involving LBG Ordinary Shares and LBG ADSs;
- certain insurance companies, trustees and personal estate representatives, collateral taking entities, and employee share plan trustees and brokerage groups that are affiliates of LBG have purchased and sold, and intend to continue to purchase and sell, LBG Ordinary Shares, LBG ADSs and derivatives as part of their ordinary investing and business activities. These activities occurred and are expected to continue to occur in the United Kingdom and elsewhere outside of the United States;

- LBG, through certain derivatives business groups, has engaged, and intends to continue to engage, in the issuance, purchase and sale of derivatives (such as options, warrants and other instruments) relating to LBG Ordinary Shares and LBG ADSs for LBG's accounts and the accounts of LBG's customers, as well as in purchases and sales of LBG Ordinary Shares or LBG ADSs for the purpose of hedging the positions established in connection with the derivatives activities relating to LBG Ordinary Shares and LBG ADSs entered into by LBG and its customers. These activities occurred and are expected to continue to occur solely outside the United States and predominantly in the United Kingdom;
- certain asset management companies (including SWIP and Lloyds TSB Offshore Private Clients Limited, which conduct certain asset management activities in the United States) and banking groups that are affiliates of LBG have purchased and sold, and intend to continue to purchase and sell, LBG Ordinary Shares, LBG ADSs and derivatives as part of their ordinary investing and business activities. These activities occurred and are expected to continue to occur predominantly in the United Kingdom and outside of the United States;
- all of these activities could have the effect of preventing or retarding a decline in the market price of the LBG Ordinary Shares or LBG ADSs; and
- LBG has sought and received from the Commission certain exemptive relief from Regulation M in order to permit its identifiable business groups and affiliates to engage in the foregoing activities during the Restricted Period.

As a further condition to the relief being requested, LBG will undertake to keep records (the "**Records**") of the date and time when any LBG Ordinary Shares or LBG ADSs are purchased or sold, the market in which the purchase or sale is effected, the amount of LBG Ordinary Shares or LBG ADSs purchased or sold and the price of the purchase or sale, for each purchase or sale of LBG Ordinary Shares or LBG ADSs made during the Restricted Period. LBG will maintain Records for a period of two years following the completion of the Capital Restructuring. Upon the written request of the Director of the Division of Trading and Markets of the Commission, LBG will make a copy of the relevant Records available at the Commission's offices in Washington, D.C.

In connection with the relief requested by LBG in this letter, please note that the Commission has granted similar exemptive relief from Regulation M to Lloyds TSB Group plc (now LBG pursuant to its acquisition of HBOS plc which closed on January 19, 2008) under the exemptive letter dated October 21, 2008; to Barclays PLC under the exemptive letters dated June 16, 2008 and August 7, 2007; to UBS AG under the exemptive letters dated April 22, 2008 and September 22, 2000; to The Royal Bank of Scotland Group plc and ABN AMRO Holdings N.V. under the exemptive letters dated October 17, 2008, April 21, 2008 and July 23, 2007; to ABN AMRO Holding N.V. under the exemptive letter dated August 7, 2007; to Banco Bilbao Vizcaya Argentaria, S.A. under the exemptive letter dated June 25, 2007; to Allianz AG under the exemptive letters dated March 23, 2007 and April 10, 2003; to Banco Intesa S.p.A. under the exemptive letter dated November 1, 2006; to Sanpaolo IMI S.p.A. under the exemptive letter dated November 1, 2006; and to Banco Santander Central Hispano, S.A. under the exemptive letter dated September 10, 2004.

* * * * *

If you have any questions about this request, please do not hesitate to contact Thomas N. O'Neill III in London (+44-20-7456-3237). We appreciate your assistance in this matter.

Yours sincerely,

Thomas N. O'Neill III
Linklaters LLP

cc: Bradley Gude

Securities and Exchange Commission

Kate Cheetham

Lloyds Banking Group plc

132-02676